UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Wasatch Web Advisors, Inc.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE.
                         (Title of Class of Securities)

                                  93680P 20 5
                                (CUSIP Number)

                               Kraig Higginson
                             2296 North 470 East
                               Provo, UT 84604
                                (801) 765-1200
                                --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                               October 14, 2003
   (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


                              CUSIP NO. 93680P 20 5

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Kraig Higginson
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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a) X
            (b)

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS

            OO (Stock Exchange)
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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      7.    SOLE VOTING POWER

            26,068,200

         NUMBER OF
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED  BY                      0
      EACH REPORTING
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        26,068,200

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                                  10.   SHARED DISPOSITIVE POWER

                                        0
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      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            26,068,200

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            58.2%

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      14.   TYPE OF REPORTING PERSON

            IN and CO
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*  The reporting person expressly disclaims (i) the existence of any group and
   (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person or Higginson Family Investments LLC, Lighthouse Assoc., and Radion Energy.


                                  SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Wasatch Web Advisors, Inc., a Utah corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 5152 N. Edgewood Drive, Provo, Utah 84604.

ITEM  2.  IDENTITY AND BACKGROUND.

(a) This Schedule is being filed by Kraig Higginson; Higginson Family Investments LLC; Lighthouse Assoc.; and Radion Energy.

(b) The business address of Kraig Higginson is 2296 North 470 East, Provo, Utah 84604.

(c)  Kraig Higginson is the President and a director of the Company.

(d) During the last five years, Kraig Higginson has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Kraig Higginson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  Kraig Higginson is a citizen of the United States of America.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Stock exchange pursuant to a reorganization.

ITEM  4.  PURPOSE OF TRANSACTION.

     Reorganization between Raser Technologies, Inc., a Utah corporation ("Raser") and Wasatch Web Advisors, Inc., a Utah corporation ("Wasatch Web"), whereby Wasatch Web agreed to acquire 100% of the issued and outstanding securities of Raser. Mr. Higginson was the President and a director of Raser and is the President and a director of the reorganized company.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 44,756,000 shares of Common Stock outstanding as of October 14, 2003. Kraig Higginson is the beneficial owner of 26,068,200 shares of Common Stock, which represents approximately 58.2% of the outstanding shares of the Company's Common Stock.

(b) Kraig Higginson has the sole power to direct the vote of the 26,068,200 shares of Common Stock beneficially owned by him and the sole power to direct the disposition of such shares.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares effected during the past sixty days by Kraig Higginson.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Kraig Higginson and any other person with respect to any securities of the Company.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/14/03

/s/ Kraig Higginson
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Kraig Higginson